UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Baldor Electric Company

(Name of Subject Company)

Baldor Electric Company

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R.S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

(479) 646-4711

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of an investor presentation relating to the proposed acquisition of Baldor Electric Company (the “Company”) by ABB Ltd (“ABB”) pursuant to the terms of an Agreement and Plan of Merger, dated November 29, 2010, by and among the Company, ABB and Brock Acquisition Corporation, a wholly owned subsidiary of ABB.

Additional Information

The tender offer described in these materials has not yet commenced, and these materials are neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Investors and Company shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd – Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH-8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all Company shareholders free of charge at www.baldor.com or by contacting Baldor Electric Company at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

Safe Harbor for Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities laws. The forward-looking statements contained in these materials (generally identified by words or phrases indicating a projection or future expectation such as “assume”, “believe”, “can”, “continue”, “could”, “depend”, “estimate”, “expect”, “forecast”, “future”, “if”, “intend”, “may”, “ongoing”, “pending”, “probable”, “projected”, “should”, “subject to”, “will”, “would”, or any grammatical forms of these words or other similar words) are based on the Company’s current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including those more described in under “Risk Factors” in Part II, Item 1A of the Company’s most recent Form 10-Q and Part I, Item 1A of the Company’s most recent Form 10-K, each of which have been filed with the SEC, as well as: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s shareholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, to distributors, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

© ABB Group November 30, 2010 | Slide 1 A global leader in industrial motion ABB’s acquisition of Baldor Joe Hogan, CEO Ulrich Spiesshofer, Executive Committee member November 30, 2010

© ABB Group
November 30, 2010
Chart 2
Safe-harbor statement
This presentation contains "forward-looking statements" relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in the presentation should be evaluated together with the many uncertainties that affect ABB's business, particularly those identified in the cautionary factors discussion in ABB's Annual Report on Form 20-F for the year ended
December 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.
The tender offer referenced in this presentation has not yet commenced, and this presentation is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary,
Baldor Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S.
Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC's website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB.  A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all shareholders of Baldor free of charge.

© ABB Group November 30, 2010 Chart 3 We are creating a global leader in industrial motion A deal fulfilling critical strategic and financial goals

© ABB Group
November 30, 2010
Chart 4
Creating a global leader in industrial motion
Broad offering of motors and drives
Acquisition of a North American (NA) market leader
Complementary product offering strengthens ABB’s NA automation presence
Time is right: Motor market growing 10-15% driven by energy efficiency regulation
Strong brands, market access and customer relationships
Significant synergies - over $200 million annually to EBITDA by 2015
Leader in operational excellence and energy efficiency with resilient earnings
Both companies with recent NA integration experience
Value creating: More than $1 bn shareholder value, immediately EPS accretive
¹
A great deal for customers, shareholders and employees
1 Excluding one-time items and synergies

© ABB Group
November 30, 2010
Chart 5
Transaction highlights
1 Diluted equity value
2 Assuming net debt $1.1 bn as per Q3 2010
3 Excluding one-time items and synergies
ABB intends to finance the acquisition from existing cash
Financing
Closing expected in Q1 2011
Timing
Friendly transaction recommended by Baldor’s Board of Directors
Subject to customary regulatory approvals
Other Terms
All cash tender offer for 100% of outstanding Baldor shares
ABB takes on $1.1 billion Baldor net debt
Structure
EPS accretive in year one
³
NPV positive, >$1 bn value creation expected for ABB shareholders
Financial Impact
$63.50 per Baldor share (41% premium to Nov. 29, 2010 closing)
$3.1 billion equity value
¹
, $4.2 billion enterprise value
²
Consideration

© ABB Group November 30, 2010 Chart 6 Baldor is a leader in North American industrial motors A well-managed business with a strong reputation

© ABB Group
November 30, 2010
Chart 7
Baldor
Key facts and figures
Motors
64%
Mechanical
29%
Drives
4%
Generators
3%
7’250 employees as of January 2010
$1.7 billion revenue (2010E)
Head office: Fort Smith, Arkansas, U.S.
Traded NYSE (BEZ)
Revenue split 2009:

BALDOR • RELIANCE

BALDOR • DODGE

BALDOR • MASKA

BALDOR

BALDOR

ABB

© ABB Group
November 30, 2010
Chart 8
Baldor a leader in North American industrial motors
Global potential in mechanical transmission
Motors Mechanical
1/50  –15,000 hp
electrical motors
For industrial
applications
Mounted bearings,
enclosed gearing,
sheaves, pulleys,
couplings
Drives Generators
Low voltage drives
Servo drives
Position controls
Portable, industrial
towable, mobile
light gen sets
3 kW – 2.2 MW
Products
Primary end
markets
Customers 25% OEM,
75% distributor
Wide range of
discrete & process
industries
Process industries
60% OEM,
40% distributor
Industry, utilities,
infrastructure
Rental companies,
generator distributors
Industry, utilities
OEMs and
distributors
Brands
th

Chart 9
Baldor in action
Indispensable equipment across key industries
A Reliance 841 XL
Premium Efficient
motor reduces the
energy bill for
Weyerhaeuser
Pulp & paper
Mechanical power
transmission
components in a
mining application
Mining Food processing
Baldor-Reliance
stainless motor and
a Baldor-Dodge
gear box on a
conveyor in a food
processing plant
Baldor high-reliability
motors for harsh
petrochemical
applications
Petrochemicals
© ABB Group
November 30, 2010 | Slide 9

© ABB Group
November 30, 2010
Chart 10
Baldor is the supplier of choice in North America
Close to customers across the region
Source: Control Design’s Reader’s Choice Awards 2010
%
Baldor’s reputation is a key
differentiator
Percentage of OEM and system integrators who name the
company that provide them the best technology value for the
products with which they have experience
Rep office
R&D
Service center
Plant
Warehouse
Sales office HQ
0 10 20 30 40
GE
Siemens
Regal Beloit
Baldor

© ABB Group
November 30, 2010
Chart 11
Operating profit & op. margin
US$ millions
Baldor is a strong performer with a resilient business
Well prepared for future growth
1
2006-07 change incl. Reliance acquisition Nov 2006
FY 2010, 2011 and 2012 estimates from broker reports
Revenues
US$ millions
Cash from operations
US$ millions
Net income
US$ millions
Fast revenue recovery, 11% ytd
2011 sales back to pre-crisis levels
Margin resilience during downturn
Record Q3 operating margin 14.8%
Margin improvement expected
Strong cash from operations
0
40
80
120
160
2005 2006 2007 2008 2009 2010E 2011E 2012E
0
500
1'000
1'500
2'000
2005 2006 2008 2009 2010E 2011E 2012E
0
50
100
150
200
250
300
2005 2006 2007 2008 2009 2010E 2011E 2012E
0%
3%
6%
9%
12%
15%
18%
0
50
100
150
200
2005 2006 2007 2008 2009
2007
1
10% CAGR
19% CAGR

© ABB Group
November 30, 2010
Chart 12
Key step in Discrete Automation and Motion strategy
Discrete
automation
Industrial
motion
Renewables
Power control
and quality
E-mobility
Strong in drives, motors and generators
Large installed base, advanced service capabilities
Some regional weak spots, e.g. N America (NEMA standard)
Strong in wind power generators and converters
Entering solar business with new offering
Strong in excitation systems, rectifiers and advanced power electronics
Successful growth in traction
Large application UPS a white spot
Early entry into fast charging, battery assembly
Further potential: on-board components
Market
>$100M
by 2015
Strong in robotics
Limited presence in PLC, servo drives and motors
Ability to build on strong motion platform (AC motors, drives)

© ABB Group
November 30, 2010
Chart 13
Industrial motion: A $35 billion global market
Movement and control for industrial applications
End-users
Industry Utilities Utilities Infrastructure Transport
~$25B ~$5B <$5B <$5B
Industrial motion market growing 5-10% a year
Products
Motors
Drives
Mechanical Generators
~$15B ~$10B ~$5B ~$5B

© ABB Group November 30, 2010 Chart 14 Products and geography are a perfect match New energy efficiency rules are giving the market a lift

© ABB Group
November 30, 2010
Chart 15
Forming a global leader in industrial motion
Highlights
ABB &
Baldor
Complete offering for energy efficiency
Baldor: Strong NEMA premium efficiency motors
ABB: Leading drives portfolio
Close motor portfolio gap
ABB strong in IEC motors
Add leading NEMA motor business
Full offering for process automation
Improve presence in North America
Excellent customer and market access
Strong local brand
Large installed base
High performing manufacturing network

Service
Mechanical power transmission
Gen sets
Large alternators
Small alternators
Generators
MV
LV
Drives
Gear
Large >15’000 hp
Large <15’000 hp
IEC LV
NEMA LV
Motors
Industrial motion offering Baldor ABB
ABB + Baldor
Present
Strong
+
=
Complementary portfolios - comprehensive offering
Unmatched ability to serve global and local customers
© ABB Group
November 30, 2010
Chart 16

© ABB Group
November 30, 2010
Chart 17
The time is right for energy efficiency
A significant growth opportunity
Demand growth drivers
Rising energy costs
Minimum-efficiency legislation
Premium motor prices
The efficiency business case
Industrial motors use 25% of all electricity generated
Drives bring significant additional energy savings
Motor-drive combinations can cut energy costs by up to 70%
Average payback period on drives investment is 2 years
Demand for energy efficient
solutions will grow at least 2x
GDP

© ABB Group
November 30, 2010
Chart 18
New efficiency legislation will drive growth in 2011
Together best positioned to benefit from this trend
Baldor sales growth, premium motors
0
20
40
60
Q1 10 Q2 10 Q3 10 Oct 10
%
Example U.S.
EISA
1
will shift motors demand
U.S. motors market = +$3 bn/yr
New efficiency standards as of Dec. 19
>1.4 mill motors a year to be replaced
Similar regulations seen in 2011 for
Canada, Mexico and Europe
China, Australia and other industrial
countries to follow
1 Energy Independency and Security Act

Large alternators
Selling ABB products through Baldor’s market access
Low-voltage drives
Medium-voltage drives
Motors >15,000 hp
Baldor market access ABB complementary products
Examples
Common end users
Examples
Food & beverage
Oil, gas & petrochemicals
Mining
35 reps with 400
field sales people
100 direct sales
people for mechanical
power transmission
6,000 OEMs
4,000 Distributors
© ABB Group
November 30, 2010
Chart 19

© ABB Group
November 30, 2010
Chart 20
Mechanical Power Transmission
An attractive adjacency for ABB
Ca. $500 mill global business for Baldor
~15% sales outside U.S., Canada
High profit margins
Production in U.S., Canada and China
Global products (incl. metric specifications)
Service/replacement potential
Leading Baldor-Dodge, Baldor-Maska
brands
Strong in heavy duty applications: mining,
minerals, petroleum, timber
Build on motors business to expand
(e.g., food, packaging)
Baldor-Dodge sprockets
and sheaves
Baldor-Dodge
coupling products
Baldor gears
and bearings

Complementary regional presence
Geographic growth opportunities for both companies
Baldor
ABB Discrete Automation and Motion division
Americas
Europe, MEA*
Asia-Pacific
ABB Discrete Automation and Motion + Baldor, revenues by region
US$ billions, 2009
2.1
3.1
1.7
* Middle East & Africa
© ABB Group
November 30, 2010
Chart 21

© ABB Group
November 30, 2010
Chart 22
A quantum leap for ABB in North America
A better balance towards the world’s largest economy
Change in U.S revenues post acquisition
US$ billions, 2010E
4.5
6.1
+35%
NA represents ~30% of world GDP
NA revenue share up from 14% to 18%
Access for ABB to NA OEMs, distributors
Footprint for wind generators & traction motors
NA employee base grows >6,000 people
Before After

© ABB Group November 30, 2010 Chart 23 Boosting ABB’s growth in North America and Baldor’s worldwide Together we offer customers attractive solutions

© ABB Group
November 30, 2010
Chart 24
2011 2012 2013 2014 2015
35
65
25
75
Cost synergies represent 50% of total synergies
Summary of 2015 EBITDA impact
Cost synergies
Global sourcing, emerging market supply
Joint commodity teams
Quick hits via cost leveling and scale
Consolidate global office network
Eliminate Baldor public company costs
More than $1 bn value creation
expected for ABB shareholders
Revenue synergies
In North America
ABB drives through Baldor market access
Cross-sell complementary motors
ABB LV products
Globally
Baldor mechanical power transmission
Baldor NEMA motors
Complete offering to global accounts
Synergies by type
US$ millions
Minimum expected annual synergies
US$ millions
>200
Sourcing G&A Cross-sell N
Am
Accelerate
globally
Total
0
50
100
150
200

© ABB Group
November 30, 2010
Chart 25
Synergy example
Combine Baldor motors with ABB drives
Baldor: NA leading in
industrial motors
ABB: World leading in
variable-speed drives
Cuts energy consumption by up to 70%
Investment payback from 6 months to 2
years
Baldor customers spend $500 mill. a year on drives

© ABB Group
November 30, 2010
Chart 26
Synergy example
Accelerate Baldor’s global expansion in mechanical power
transmission
… sold via ABB
sales network
Process industries
Plant electrification
Drives
Motors
Baldor products …
Efficient conversion of electrical
into mechanical power
Widely used in process
industries
Key markets
Cement, mining
Oil & gas
Food processing
Material handling
Forest products

© ABB Group
November 30, 2010
Chart 27
Synergy example
Upside potential in NA rail and wind power markets
Two high-growth segments
ABB: Global portfolio & market
Baldor: North America production
Combined: A strong local player to serve
Local OEMs
Local subsidiaries of global OEMs
Build on customer relationships for ABB
converter and electrification offering
Wind power generators
(~$250 mill  market
1
)
Traction motors
(~$200 mill market
1
)
1 In North America
+20%
growth
to 2015
2
2 CAGR
+10%
growth
to 2015
2

© ABB Group November 30, 2010 Chart 28 Accelerating growth with complementary portfolios Creating value for investors and employees

Key value creation levers
Low-risk integration into realigned DM division
Unmatched industrial motion portfolio
to serve both local and global customers
Grow North
American business
Accelerate global
growth
Further improve cost
position
High-performing executive team retained and highly motivated
Continuity in customer focus, brand, and business model
Baldor employees with key roles in integration
Realize cost synergies without disrupting the business
One plan with common set of performance metrics and incentives
Low-risk integration
© ABB Group
November 30, 2010
Chart 29

© ABB Group
November 30, 2010
Chart 30
Executing on our acquisition strategy
A deal that meets all ABB criteria
Focused on power and automation markets and technology
Cash return WACC within 3 yrs, NPV positive, >$1 bn shareholder value
Conservative balance sheet ratios - maintain Single A credit rating
Fill gaps: Geographic (NA), products (NEMA motors), industry (OEMs NA)
EPS accretive from Day One
1
1 Excluding one-time items and synergies

© ABB Group
November 30, 2010
Chart 31
Summary: Creating a global leader in industrial motion
Seeding growth while improving energy efficiency
Combination creates a leader in the $35 billion global industrial motion market
Strong strategic fit
Complementary product offering strengthens ABB NA presence in automation
Platform for accelerated NA and global growth
Time is right: 10-15% market growth in U.S. from energy efficiency regulations
Significant synergies (more than $200 million annually)
Financially compelling (>$1 bn value creation expected for ABB shareholders)
A great deal for customers, shareholders and employees